Exhibit 12.01

NORTHERN STATES POWER COMPANY — MINNESOTA
STATEMENT OF COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES
(Thousands of Dollars)

	Year ended Dec. 31,
	2006	2005	2004	2003	2002
Earnings as defined:
Pretax income	$399,916	$349,527	$324,887	$269,466	$308,363
Add: Fixed Charges	176,169	158,352	150,610	153,352	132,830
Earnings as defined	$576,085	$507,879	$475,497	$422,818	$441,193
Fixed Charges:
Interest charges	$176,169	$158,352	$150,610	$144,165	$117,080
Distributions on redeemable preferred securities of subsidiary trust	—	—	—	9,187	15,750
Total fixed charges	$176,169	$158,352	$150,610	$153,352	$132,830
Ratio of earnings to fixed charges	3.3	3.2	3.2	2.8	3.3

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